James J. Fox  jfox@velaw.com

Tel 212.237.0131  Fax 917.849.5328

April 30, 2010

Via EDGAR

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Niska Gas Storage Partners LLC
Amendment No. 5 to Registration Statement on Form S-1
Filed April 29, 2010
File No. 333-165007

Dear Mr. Owings:

On behalf of Niska Gas Storage Partners LLC (the “Registrant”), we are filing Amendment No. 6 to the above referenced registration statement (the “Registration Statement”) in order to increase the estimated initial public offering price range and to make corresponding revisions to the cover pages of both the Registration Statement and the prospectus and to the sections of the Registration Statement entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Dilution,” “Selected Historical and Pro Forma Financial and Operating Data” and “Certain Relationships and Related Party Transactions” and the unaudited pro forma combined financial statements.

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Please direct any questions that you have with respect to the foregoing to James J. Fox at (212) 237-0131 or Ramey Layne at (212) 237-0135.

Very truly yours,

/s/ James J. Fox
James J. Fox
Vinson & Elkins L.L.P.

cc:	Jason A. Dubchak